Exhibit B-1(c)



                                                             2.3.

                        LESSEE'S CONSENT

     Pursuant to Section 33(d) of the Fuel Lease, dated as of December 22, 1988, between River Fuel Trust #1 ("Lessor") and Arkansas Power & Light Company ("Lessee"), Lessee hereby consents to Lessor's execution and delivery of three separate Note Agreements, each dated as of December 14, 1995, with CIGNA Investments, Inc., Mutual of Omaha and Prudential Power Funding, as Purchasers, relating to the issue and sale of $30,000,000 aggregate principal amount of Lessor's Intermediate Term Secured Notes, 6.34% Series B due December 22, 1998.



                              ARKANSAS POWER & LIGHT COMPANY


                              By:  /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                    Vice President and Treasurer






Dated: December 14, 1995